IMAGING3, INC.              3200 West Valhalla  Drive o Burbank,  CA  91505
                            (800) 900-9729 o (818) 260-0930 o Fax (818) 260-0445






August 7, 2008


Angela Crane
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549


                                     Ref:  Imaging3, Inc.
                                           Form 10-KSB YE 12/31/07
                                           File No. 000-50099
Dear Ms. Crane,

We are in receipt of your letter dated July 18, 2008 and acknowledge that we will perform management's assessment of internal controls over financial reporting as of December 31, 2007 and file an amended 10-KSB as soon as practicable. In addition, we will consider whether our failure to perform or complete our report on internal control over financial reporting impacts our conclusions regarding the effectiveness of our disclosure controls and procedures as of the end of the fiscal year covered by the report and revise our disclosure as appropriate.

Additionally, we will revise our Principal Executive Officer and Principal Financial Officer certifications under item 601(b)(31) of Regulation S-B to include the introductory language of paragraph 4 and the language of paragraph 4(b) of item 601(b)(31) of Regulation S-B.

In  connection  with  the  foregoing  responses,   we  further  acknowledge  the
following:


     1. We are responsible for the adequacy and accuracy of the disclosures in the filing;

     2. SEC staff comments and changes to our disclosures in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to this filing; and

     3. We may not assert staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

IMAGING3, INC.              3200 West Valhalla  Drive o Burbank,  CA  91505
                            (800) 900-9729 o (818) 260-0930 o Fax (818) 260-0445





We trust this will meet with your approval. Should you require additional information from us while we are completing this task, please don't hesitate in contacting us.



Yours truly,

/s/ Xavier Aguilera

Xavier Aguilera
Chief Financial Officer

CC: Dean Janes-CEO
    Mark Richardson-Attorney
    Nathan Matthews-SORBOX Consultant